                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                           TELE-COMMUNICATIONS, INC.
                               (Name of Issuer)

                Class B 6% Cumulative Redeemable Exchangeable
                   Junior Preferred Stock, $ .01 par value
                       (Title of Class of Securities)

                                 87924V-30-9
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages(s))

                                  SCHEDULE 13G

CUSIP NO. 87924V-30-9
--------------------------------------------------------------------------------

1)   Name of Reporting Person             Salomon Brothers Inc
     S.S. or I.R.S Identification         13-3082694
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
                                                  ----------------------------
     if a Member of a Group
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                            100,142
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                       100,142

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     100,142

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   6.2%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                 BD
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.  87924V-30-9
--------------------------------------------------------------------------------

1)   Name of Reporting Person           Salomon Brothers Holding Company Inc
     S.S. or I.R.S Identification       13-3082695
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
                                                  ----------------------------
     if a Member of a Group
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                            100,142
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                       100,142

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     100,142

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    6.2%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                CO
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.  87924V-30-9
--------------------------------------------------------------------------------

1)   Name of Reporting Person             Salomon Smith Barney Holdings Inc.
     S.S. or I.R.S Identification         22-1660266
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
                                                  ----------------------------
     if a Member of a Group
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                            Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                            100,156
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                       100,156

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person
                                                                        100,156
--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                    6.2%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                CO
     (See Instructions)

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP NO.  87924V-30-9
--------------------------------------------------------------------------------

1)   Name of Reporting Person             Travelers Group Inc.
     S.S. or I.R.S Identification         52-1568099
     No. of Above Person

--------------------------------------------------------------------------------

2)   Check the Appropriate Box                    (a)
                                                  ----------------------------
     if a Member of a Group
     (See Instructions)                           (b)
                                                  ----------------------------

--------------------------------------------------------------------------------

3)   SEC Use Only

--------------------------------------------------------------------------------

4)   Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

Number of Shares    (5)  Sole Voting Power                                    0
Beneficially Owned  (6)  Shared Voting Power                            100,156
by Each Reporting   (7)  Sole Dispositive Power                               0
Person with         (8)  Shared Dispositive Power                       100,156

--------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     100,156

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row 9 Excludes Certain
     Shares (See Instructions)

--------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                                   6.2%

--------------------------------------------------------------------------------

12)  Type of Reporting Person                                                HC
     (See Instructions)

--------------------------------------------------------------------------------

       Travelers Group Inc. and certain of its subsidiaries hereby amend the Statement on Schedule 13G of Salomon Inc, dated July 31, 1996, relating to the Class B Cumulative Redeemable Exchangeable Junior Preferred Stock, $.01 par value, of Tele-Communications, Inc. On November 28, 1997, Salomon Inc became a wholly owned subsidiary of Travelers Group Inc. and changed its name to Salomon Smith Barney Holdings Inc.


Item 1(a) Name of Issuer:

          Tele-Communications, Inc.


Item 1(b) Address of Issuer's Principal Executive Offices:

          5619 DTC Parkway
          Englewood, Colorado 80111


Item 2(a) Names of Persons Filing:

     Salomon Brothers Inc ("SBR")

     Salomon Brothers Holding Company Inc ("SBHC")

     Solomon Smith Barney Holdings Inc. ("SSB Holdings")

     Travelers Group Inc. ("TRV")


Item 2(b) Address of Principal Business Office or, if none, Residence:

     The address of the principal business office of each of SBR, SBHC, SSB Holdings and TRV is:

     388 Greenwich Street
     New York, New York  10013


Item 2(c) Citizenship:

     SBR, SBHC, SSB Holdings and TRV are Delaware corporations.


Item 2(d) Title of Class of Securities:

     Class B 6% Cumulative Redeemable Exchangeable
     Junior Preferred Stock, $ .01 par value

Item 2(e) CUSIP Number:

          87924V-30-9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)    [ X ]   Broker or Dealer registered under Sec. 15 of the Act

       (b)    [   ]   Bank as defined in Sec. 3(a)(6) of the Act

       (c)    [   ]   Insurance Company as defined in Sec. 3(a)(19) of the Act

       (d)    [   ]   Investment Company registered under Sec. 8 of the
                      Investment Company Act

       (e)    [   ]   Investment Adviser registered under Sec. 203 of the
                      Investment Advisers Act of 1940

       (f)    [   ]   Employee Benefit Plan, Pension Fund which is subject to
                      the provisions of the Employee Retirement Income Security
                      Act of 1974 or Endowment Fund; see
                      Sec. 240.13d-1(b)(1)(ii)(F)

       (g)    [ x ]   Parent Holding Company, in accordance with Sec. 240.13d-
                      1(b)(ii)(G)  (Note: See Item 7)

       (h)    [   ]   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership (as of November 30, 1997)

       (a)  Amount Beneficially Owned:  See Item 9 of cover pages

       (b)  Percent of Class:  See Item 11 of cover pages

       (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

          (ii)  shared power to vote or to direct the vote

          (iii)  sole power to dispose or to direct the disposition of

          (iv)  shared power to dispose or to direct the disposition of

       See Items 5-8 of cover pages

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
     than five percent of the class of securities, check the following [   ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     SBHC is the sole stockholder of SBR; SSB Holdings is the sole stockholder of SBHC; and TRV is the sole stockholder of SSB Holdings.


Item 8.  Identification and Classification of Members of the Group

     Not Applicable.


Item 9.  Notice of Dissolution of Group

     Not Applicable.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 1997


                      SOLOMON BROTHERS INC



                      By: /s/ Stephanie B. Mudick
                         --------------------------------------------
                         Name:  Stephanie B. Mudick
                         Title:  Assistant Secretary



                      SALOMON BROTHERS HOLDING COMPANY INC



                      By: /s/ Stephanie B. Mudick
                         --------------------------------------------
                         Name:  Stephanie B. Mudick
                         Title:  Assistant Secretary



                      SALOMON SMITH BARNEY HOLDINGS INC.



                      By: /s/ Howard M. Darmstadter
                         --------------------------------------------
                         Name:  Howard M. Darmstadter
                         Title:  Assistant Secretary

                      TRAVELERS GROUP INC.



                      By: /s/ Charles J. Gallo, Jr.
                         --------------------------------------------
                         Name:  Charles J. Gallo, Jr.
                         Title:  Assistant Controller

                          EXHIBIT INDEX TO SCHEDULE 13G
                          -----------------------------



EXHIBIT 1
---------

Agreement among SBR, SBHC, SSB Holdings and TRV as to joint filing of
Schedule 13G

EXHIBIT 2
---------

Disclaimer of beneficial ownership by SSB Holdings and TRV